DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04011622

March 8, 2004

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	3/8/2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Re: Weyerhauser Company
Reconsideration request dated February 19, 2004

Dear Ms. Morgan:

This is in response to your letter dated February 19, 2004 concerning a shareholder proposal submitted to Weyerhauser by Bartlett Naylor. On January 26, 2004, we issued our response expressing our informal view that Weyerhauser could not exclude the proposal from its proxy materials for its upcoming annual meeting if the proponent made certain changes to the proposal. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that the proposal has been substantially implemented under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Weyerhauser omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

106535

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

February 19, 2004

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bartlett Naylor for Inclusion in the Weyerhaeuser Company 2004 Proxy Statement

Dear Sir or Madam:

We are in receipt of your January 26, 2004 response to our letter to you of December 19, 2003, setting forth grounds for omission of portions of a proposal (the "Proposal") to declassify the Weyerhaeuser Company's (the "Company") Board of Directors (the "Board") submitted by Bartlett Naylor (the "Proponent") from the proxy statement to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting (the "2004 Proxy Statement"). Subsequent to the submission of our initial letter to you on December 19, 2003, the Company decided to amend its Articles of Incorporation (the "Amendment") to declassify the Board. The Company is a Washington corporation and state law, along with the Company's Articles of Incorporation, require that the Amendment be approved by the shareholders. As such, the Company intends to submit a proposal (the "Management Proposal") to its shareholders at the 2004 Annual Meeting to approve the Amendment.

We have requested that the Proponent voluntarily withdraw the Proposal on several occasions based on the fact that the Proposal is rendered moot by the Management Proposal. However, to date, the Proponent has not withdrawn the Proposal. Therefore, we are submitting this supplemental letter to you requesting your further consideration and that, based on the new facts provided in this letter, you confirm that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended.

The Proposal states, in relevant part:

> *RESOLVED: That Weyerhaeuser stockholders urge the Board of Directors take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The board declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.*

Summary of Basis for Exclusion

We have advised the Company that it may properly exclude the Proposal from its 2004 Proxy Statement pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

Explanation of Basis for Exclusion

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy statement if the proposal has been substantially implemented by the company, rendering it moot. The Proposal requires that "the Board of Directors take the necessary steps, in compliance with state law, to declassify the Board." As discussed above, Washington law and the Company's Articles of Incorporation require that the Amendment be submitted to the Company's shareholders for approval. On January 12, 2004, the Board adopted a resolution to submit the Management Proposal to the Company's shareholders at the 2004 Annual Meeting and, if the requisite 66 2/3% of the outstanding shares of the Company vote in favor of the Management Proposal, the Board authorized the officers of the Company to execute and file the Amendment with the Secretary of State of the State of Washington, effective as of the 2005 Annual Meeting. However, because the Board continues to believe that retaining the classified board is in the best interests of shareholders, the Board will recommend that shareholders vote against the Management Proposal.

We believe that the Board's actions in presenting the Management Proposal to shareholders at the 2004 Annual Meeting and authorizing the Company's officers to file the Amendment if the Management Proposal passes by the requisite number of votes achieves the objectives of the Proposal entirely and renders the Proposal moot, therefore excludable pursuant to Rule 14a-8(i)(10). This request is consistent with responses by the staff of the Division of Corporation Finance (the "Staff") to no-action requests by other companies who took similar action in response to similar proposals. *See SBC Communications Inc.* (Jan. 9, 2004) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented because the board had approved an amendment to the company's bylaws to eliminate the classified structure and would be submitting such amendment to the company's shareholders at the 2004 Annual Meeting, as required by the company's Certificate of Incorporation); *KeyCorp* (Mar. 13, 2002) (permitting the company to omit a shareholder proposal to declassify the board based on the company's argument that the proposal had been substantially implemented by the company because the company itself would be including a binding proposal to declassify the board in the company's 2002 proxy statement, despite the fact that the board recommended that shareholders vote against the company's proposal).

Accordingly, we believe the Proposal is properly excludable from the 2004 Proxy Statement.

*****

For the foregoing reasons, we believe the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

This letter is being simultaneously sent to the Proponent to Bartnaylor@aol.com, the email address provided by the Proponent in the Proposal.

The Company anticipates that its definitive 2004 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 8, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Very truly yours,

/s/ J. Sue Morgan
J. Sue Morgan

IPD:ipd

cc: Bartlett Naylor

[/SB040270308.DOC]

Claire Grace, Weyerhaeuser Company

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

FACSIMILE COVER SHEET

CONFIDENTIAL AND PRIVILEGED

If there are any problems with this transmission, please call:

- [x] Central Fax Room: 206 359-8575
- [ ] 505 Union: 206 287-3505
- [ ] Galland Reception: 206 359-8000
- [ ] *Sender's name and phone number
- [ ] Individual Floor:

DATE: *March 8, 2004* COVER SHEET & 5 PAGE(S)

CLIENT NUMBER: *01576-0062-000000*

RETURN TO: (NAME) *Deborah de Savignon* (EXT.) *3643* (ROOM NO.) *4638*

ORIGINAL DOCUMENT(S) WILL BE: ☐ SENT TO YOU ☐ HELD IN OUR FILES

SENDER:	TELEPHONE:	FACSIMILE:
J. Sue Morgan	*(206) 359-8447*	*(206) 359-9447*

RECIPIENT:	COMPANY:	TELEPHONE:	FACSIMILE:
Kier Gumbs	*Securities and Exchange Commission*	*202-942-2968*	*202-942-9525*

RE: **Weyerhaeuser 14a-8 Supplemental No-Action Request (B. Naylor Proposal) sent by email to: cfletters@sec.gov on 2/19/04 at 11:47 am**

Durbin, Iveth P.-SEA

From: Durbin, Iveth P.-SEA
Sent: Thursday, February 19, 2004 11:47 AM
To: 'cfletters@sec.gov'
Cc: Morgan, Sue-SEA; @Grace, Claire-Weyerhaeuser
Subject: Weyerhaeuser 14a-8 Supplemental No-Action Request (B. Naylor Proposal)

Dear Sir or Madam:

Attached please find a supplemental no-action request regarding the proposal submitted by Bartlett Naylor to the Weyerhaeuser Company for inclusion in its 2004 proxy statement.

Thank you.

Iveth P. Durbin
Perkins Coie LLP
Corporate Finance & Securities
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
idurbin@perkinscoie.com
Direct Phone: (206) 359-6323 **(Note new prefix)**
Direct Fax: (206) 359-7323 **(Note new number)**

S0040270308.DOC